Exhibit 99.1

Sinovac Commences Vaccination of Volunteers for the Clinical Research of Pandemic Influenza Vaccine (H5N1)
Tuesday August 14, 8:00 am ET

BEIJING, Aug. 14 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a China-based biopharmaceutical company focusing on vaccine development, today announced that it has commenced vaccination of volunteers for the clinical research of Pandemic Influenza Vaccine (H5N1), which is the continued research for its Phase I clinical trial of whole viron H5N1 vaccine and the beginning of its Phase I clinical trial of split H5N1 vaccine.

As previously announced, the Phase II clinical trials for the H5N1 vaccine were approved in April 2007 by the China State Food and Drug Administration (SFDA), The SFDA approval covers a Phase Ib and II trials of whole viron vaccine and Phase I and II trial of split vaccine. Subsequent to these approvals, the preparation work was completed by the end of July 2007.

These clinical trials will be open label and will assess the tolerance and safety of the vaccine. The Company anticipates that the Phase II trials will commence shortly and the preliminary results from these clinical trials for both vaccines will be available early next year.

In June 2006, the Phase I clinical trial on a pandemic influenza whole viron inactivated vaccine (H5N1) was successfully completed. The vaccine was co-developed by Sinovac Biotech Co., Ltd. and the China CDC. The results of the Phase I clinical trial were published in "The Lancet" in September of 2006.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive (hepatitis A), Bilive (combined hepatitis A and B) and Anflu (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Phone: +86-10-82890088 Ext. 871
     Fax: +86-10-62966910
     Email: info@sinovac.com

    Investors/Media:
     Stephanie Carrington/Janine McCargo
     The Ruth Group
     Phone: +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com or jmccargo@theruthgroup.com